Renovo Holdings
(d/b/a Bebida Beverage Company)
1081 S Cimmaron, #B5
Las Vegas, NV 89145

September 19, 2008

Andrew Blume
Securities and Exchange Commission
Washington, DC 20549

Dear Mr. Blume:

Management is in receipt of your July 22, 2008 comment letter and has reviewed both your letter and the Renovo filings. I have restated your question and responded sequentially responded to your letter, as follows:

Form 10-KSB For Fiscal Year Ended December 31, 2007
Item 8A Controls and Procedures

1. We note your disclosure that a control system can provide only a reasonable, not absolute, assurance that the objectives of the control system are met. Due to inclusion of your reasonable assurance language, if you conclude that your disclosure controls and procedures are effective, please disclose that they are effective at the reasonable assurance level in ensuring that the information required to be disclosed in the reports you file or submit under the Exchange Act is:
•	Recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms; and
•	Accumulated and communicated to your management, including your principal executive and financial officer, to allow timely decisions regarding required disclosure.

1. Response:

An evaluation of the effectiveness of the design and operation of the Company's control system and procedures as of December 31, 2007 was performed under the supervision and with the participation of the Company’s management. Based on that evaluation, and because of the inadvertent omission of the required management’s report on internal control over financial reporting in its Form 10-KSB when it was originally filed on March 28, 2008, the Company's management, concluded that the Company's disclosure controls and procedures were not effective as of December 31, 2007 to ensure that information required to be disclosed in the reports filed or submitted by the Company under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Had the Company continued as a reporting company, the Company would have implemented additional controls and procedures to ensure that the disclosure provided by the Company meets the requirements of the applicable filing.

Renovo Holdings
(d/b/a Bebida Beverage Company)
1081 S Cimmaron, #B5
Las Vegas, NV 89145

Internal Control over Financial Reporting

2. It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.

2. Response:

Management performed its assessment of internal control over financial reporting as of December 31, 2007. Based on this assessment, our management concluded at that time that there was no material weakness in our internal controls over financial reporting, and accordingly, our financial reporting controls were determined to be effective. However, as noted above in response to the Comment 1, because of the inadvertent omission of the required management’s report on internal control over financial reporting in its Form 10-KSB when it was originally filed on March 28, 2008, the Company's management, concluded that the Company's disclosure controls and procedures were not effective as of December 31, 2007 to ensure that information required to be disclosed in the reports filed or submitted by the Company under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Had the Company continued as a reporting company, the Company would have implemented additional controls and procedures to ensure that the disclosure provided by the Company meets the requirements of the applicable filing.

Exhibit 31

3. In future Form 10-K and 10-Q filings, including any amendments, please exclude the words “annual” or “quarterly” from paragraphs two and three of your certifications and reference only the “report.” Please also replace “Renovo Holdings” with “the registrant” in paragraphs 3, 4, and 5. The certifications should be worded exactly as set forth in Item 601 (b)(31) of Regulation S-K.

3. Response:

In the 10KSB/A, Exhibit 31 has been corrected to be worded exactly as set forth in Item 601 (b)(31) of Regulation S-K.

Renovo Holdings
(d/b/a Bebida Beverage Company)
1081 S Cimmaron, #B5
Las Vegas, NV 89145

Form 10-QSB for the Period Ended March 31, 2008
Form Type

4. We note that your most recent quarterly report for the period ending March 31, 2008 was on Form 10-QSB and not Form 10-Q. Beginning February 4, 2008, companies formerly classified as “small business issuers” under Regulation S-B must file their quarterly reports on Form 10-Q after they have filed an annual report for a fiscal year ending after December 15, 2007. Although small business issuers are now required to file on Form 10-Q, the disclosure requirement for that form are now tailored for smaller companies.

Although we are not asking you to correct your most recent filing just to reflect the proper form type, we ask that you review your filing requirements and consider whether any action is necessary if your most recently filed quarterly report does not contain all required material information. In any event, you should file your next quarterly report on Form 10-Q.

4. Response:

Management reviewed our Form 10-QSB, and we believe that the quarterly report, as filed, provides the disclosure required by the scaled requirements of the Form 10-Q.

The Company acknowledges that, as a company, we are responsible for the accuracy and adequacy of the disclosure in all our filings. Renovo Holdings (now doing business as Bebida Beverage Company) acknowledges that:

The company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Rodrigo Makarios
Rodrigo Makarios
President